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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*


                       Gaylord Container Corporation
                             (Name of Issuer)

             Class A Common Stock, par value $.0001 per share
                      (Title of Class of Securities)

                                368145 10 8
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 6 Pages
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CUSIP No. 368145 10 8                 13G                  Page 2 of 6 Pages
_______________________________


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Warren J. Hayford

____________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



                                                             (a)_______

                                                             (b) __X___

____________________________________________________________________________

3   SEC USE ONLY


____________________________________________________________________________

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

____________________________________________________________________________
                 |       |
   NUMBER OF     |   5   |    SOLE VOTING POWER
                 |       |
    SHARES       |       |    1,476,286 (See Item 4)
                 |_______|__________________________________________________
  BENEFICIALLY   |       |
                 |   6   |    SHARED VOTING POWER
   OWNED BY      |       |
                 |       |    0
     EACH        |_______|__________________________________________________
                 |       |
   REPORTING     |   7   |    SOLE DISPOSITIVE POWER
                 |       |
    PERSON       |       |    1,476,286 (See Item 4)
                 |_______|__________________________________________________
     WITH        |       |
                 |   8   |    SHARED DIPOSITIVE POWER
                 |       |
                 |       |    0
_________________|_______|__________________________________________________

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,476,286 (See Item 4)

_____________________________________________________________________________

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     ______

_____________________________________________________________________________

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.7% (See Items 4 and 5)


_____________________________________________________________________________

12  TYPE OF REPORTING PERSON*

    IN

_____________________________________________________________________________



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1(a)      Name of Issuer:

               Gaylord Container Corporation (the "Company")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               500 Lake Cook Road, Suite 400
               Deerfield, IL 60015

Item 2(a)      Name of Person Filing:

               Warren J. Hayford

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               c/o Warren J. Hayford
               Gaylord Container Corporation
               500 Lake Cook Road
               Suite 400
               Deerfield, Illinois 60015

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Class A Common Stock, par value $.0001 per share
               ("Class A Common Stock")

Item 2(e)      CUSIP No.:

               368145 10 8

Item 3         If this statement is filed pursuant to Rules 13d-
               1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable


                              Page 3 of 6 Pages


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Item 4         Ownership:

     (a)       Amount Beneficially Owned:  1,476,286 (1)

     (b)       Percent of Class:  2.7% (1) (2)

     (c)       Number of shares as to which such person has:

                 (i)     sole power to vote or to direct the
                         vote:  1,476,286 (1)

                (ii)     shared power to vote or to direct the
                         vote:  0

               (iii)     sole power to dispose or to direct the
                         disposition of:  1,476,286 (1)

                (iv)     shared power to dispose or to direct the
                         disposition of:  0

Item 5         Ownership of Five Percent or Less of a Class:

                                                              __X___
_____________________________________________________________________________

(1) Mr. Hayford's wife owns 218,496 shares of Class A Common, a trust for the benefit of Mr. Hayford's grnadchildren owns 84,286 shares of Class A Common Stock and 50,000 shares of Class A Common Stock are held by the Hayford Family Charitable Foundation. Mr. Hayford disclaims beneficial ownership of these shares.

(2) Based on the 54,093,511 shares of Class A Common Stock outstanding as of December 31, 1995. Of the 54,093,511 shares of Class A Common Stock outstanding, 18,008,701 shares are held in trust (the "Trust Shares") for the benefit of the holders of certain warrants of the Company. The reporting person understands that in many circumstances the Trust Shares are required to be voted in the same proportion and manner in which all the shares not held in such trust are voted. As a result, the reporting person may have the power to indirectly vote a proportionate number of Trust Shares and thus effectively control voting power of the Company's Class A Common in excess of the percentage shown. The reporting person disclaims beneficial ownership of such Trust Shares.


                               Page 4 of 6 Pages

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Item 6         Ownership of More Than Five Percent on Behalf of
               Another Person:

               Not applicable

Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company:

               Not applicable

Item 8 Identification and Classification of Members of the Group:

               Not applicable

Item 9         Notice of Dissolution of Group:

               Not applicable

Item 10.       Certification:

               Not applicable


                                Page 5 of 6 Pages

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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 3, 1996


                              /s/   Warren J. Hayford
                             ________________________
                              Signature



                              Warren J. Hayford
                              ______________________
                              Name/Title





                             Page 6 of 6 Pages